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Attn:	Heather Clark
Anne McConnell
Bradley Ecker
Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 1, 2022
CIK No. 0001847986

Dear Mesdames Haywood, Clark and McConnell and Mr. Ecker:

On behalf of our client, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 9, 2022 (the “Comment Letter”), with respect to the Company’s supplemental response dated September 1, 2022 (the “Prior Response Letter”), each relating to the above-referenced registration statement on Form S-4 filed on July 22, 2022 (the “Registration Statement”), as amended by Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”).

The Company has publicly filed via EDGAR Amendment No. 3 to its Registration Statement on Form S-4 (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

United States Securities and Exchange Commission

September 13, 2022

Registration Statement on Form S-4/A filed September 1, 2022

Chardan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 175

1.

It appears that all the numerical disclosures in the second and third paragraphs are reversed relative to the periods identified, for example, we note the net loss of $570,333 relates to the three months ended June 30, 2022 and net income of $621,507 relates to the six months ended June 30, 2022. Please revise your disclosures to ensure each paragraph refers to the proper period.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure on page 184 to ensure each paragraph refers to the proper period.

Liquidity and Capital Resources, page 175

2.

Please revise your statement that “there were no cash flows from financing activities for the six months ended June 30, 2022 and 2021” based on your discussion immediately above regarding net cash used in financing activities of $7,239 for the six months ended June 30, 2021.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure on page 185 to remove the statement identified by the Staff.

Unaudited Pro Forma Condensed Combined Financial Information, page 212

3.

We note your response to prior comment 1. Please revise your disclosures in the Form S- 4 to address the terms of the Earnout Agreement in the event a change of control transaction is announced and disclose how you would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of the Company’s assets, rather than an offering price on a per-share basis, as noted in your response.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure on pages 225 and 226 to address the terms of the Earnout Agreement in the event a change of control transaction is announced and discussed how we would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of the Company’s assets.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Net Loss per Share, page 222

4.	Please revise to reflect the pro forma net loss for the Year Ended December 31, 2021 Assuming Maximum Redemptions as ($30,228) as disclosed on page 218.

Response: We respectfully acknowledge the Staff’s comment. We have revised the pro forma net loss for the Year Ended December 31, 2021 Assuming Maximum Redemptions, on page 236 to the correct amount of $30,228.

United States Securities and Exchange Commission

September 13, 2022

Interim Financial Statements – Chardan

Condensed Balance Sheets, page F-22

5.	Please correct the number of common shares at redemption value that were outstanding at December 31, 2021, disclosed in Common stock subject to redemption and Stockholders’ Deficit.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure on pages F-3 and F-22 to correct the number of common shares at redemption value that we outstanding at December 31, 2021.

Exhibits

6.

We note your response to our prior comment 3. Your Item 21 exhibit index footnote to Exhibit 10.6 discloses that schedules are omitted pursuant to Regulation S-K Item 601(a)(5). However, disclosure on the first page of Exhibit 10.5 discloses that portions of this exhibit have been omitted in accordance with Item 601(b)(2) or 601(b)(10) of Regulation S-K. Revise the exhibit index to identify Exhibit 10.5 as containing omitted schedules and remove the Item 601(b)(2) and 601(b)(10) of Regulation S-K disclosure in Exhibit 10.6 or advise.

Response: We respectfully acknowledge the Staff’s comment. We have removed the disclosure on the first page of Exhibit 10.5 disclosing that portions of the exhibit have been omitted in accordance with Item 601(b)(2) or 601(b)(10) of Regulation S-K.

* * *

United States Securities and Exchange Commission

September 13, 2022

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP and do not hesitate to contact Jeff Brill at (212) 735-2587 or jeffrey.brill@skadden.com, or Peter Serating at (212) 735-2286 or peter.serating@skadden.com of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jonas Grossman, Chardan NexTech Acquisition 2 Corp.
Denis Phares, Dragonfly Energy Corp.
O’Melveny & Myers LLP